Exhibit 99.B(h)(8)(C)(i)

AMENDED SCHEDULE A

to the

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

ING INVESTORS TRUST

OPERATING EXPENSE LIMITS

Name of Fund*		Classes
	Service 2	Institutional	Adviser	Service
ING Global Technology Portfolio Initial Term Expires May 1, 2006	1.45%	1.05%	1.65%	1.30%

ING Pioneer Mid Cap Value Portfolio(1) Term Expires May 1, 2011	1.05%	0.65%	1.25%	0.90%

/s/ HE

HE

Effective Date:  September 6, 2008

*     This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.

(1)   The extension of the term for ING Pioneer Mid Cap Value Portfolio through May 1, 2011 is effective September 6, 2008 and is contingent upon the shareholder approval of the merger of ING Wells Fargo Disciplined Value Portfolio into ING Pioneer Mid Cap Value Portfolio.